Attorneys at Law

129 W. 29th Street, Fifth Floor

New York, New York 10001

t: 917.688.4076

f: 917.688.4092

info@foleyshechter.com

www.foleyshechter.com

August 31, 2015

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long
Assistant Director - Office of Manufacturing and Construction

Re:	Content Checked Holdings, Inc.
Registration Statement on Form S-1
Filed July 17, 2015
File No. 333-205730

Ladies and Gentlemen:

On behalf of our client, Content Checked Holdings, Inc., a Nevada corporation (the “Company”), set forth below is the response of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by a letter dated August 11, 2015. The comment letter relates to the Company’s Registration Statement on Form S-1, File No. 333-205730 (the “Registration Statement”), filed by the Company with the SEC on July 17, 2015.

For your convenience, each Staff comment is presented below in italics, with the Company’s response immediately following in regular type. Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement. On the date hereof, the Company has also filed with the SEC Amendment No. 1 to the Registration Statement (the “Amended S-1”).

Prospectus Summary, page 1

Organizational History, page 1

1.	In the second paragraph on page 2, please disclose how many shares you issued upon conversion of the Unsecured Bridge Notes and the Secured Bridge Notes. If these notes were converted at $0.45 and $0.40 per share, respectively, then that would appear to account for only 3,966,000 of the 8,331,808 shares you are registering for resale. Please also ensure that your Selling Stockholders section on page 15 describes all of the transactions in which your selling shareholders received all of the shares that you are registering for resale, including those that do not relate to the 2015 Offering. To the extent that any of these sales took place within the last 3 years, please also ensure that you have disclosed them in Item 15. Recent Sales of Unregistered Securities.

Securities and Exchange Commission

Division of Corporation Finance

August 31, 2015

Page | 2

In response to the Staff’s comment, the Company has revised the Registration Statement to include in the Amended S-1: (a) on page 2, disclosure that the Company issued 3,341,000 and 625,000 shares of the Company’s common stock as a result of the conversion of the Unsecured Bridge Notes and Secured Bridge Note, which accounts for only 3,966,000 of the 8,331,808 shares the Company is registering for resale; and (b) on page 15, a revised discussion in the Selling Stockholders section that describes all of the transactions in which the Company’s selling shareholders received all of their shares that the Company is registering for resale, including those that do not relate to the 2015 Offering. Specifically, the 8,331,808 shares that the Company is registering for resale consist of (i) 3,341,000 and 625,000 shares of the Company’s common stock issued as a result of the conversion of the Unsecured Bridge Notes and Secured Bridge Note, (ii) 333,400 shares of the Company’s common stock that were sold in the PPO concurrently with the closing of the Merger at a purchase price of $0.50 per share, for aggregate new proceeds of $166,700, (iii) 3,882,408 shares of the Company’s common stock that were issued to Content Checked’s pre-Merger stockholders (all of the stockholders other than Mr. Finstad), and (iv) 150,000 shares of the Company’s common stock that were issued by the Company on July 14, 2015 to Aleksander Ablovatskiy and Jonathan Shechter, partners of Foley Shechter LLP, in consideration for legal and other services provided by Foley Shechter LLP to the Company in connection with the Merger and transactions consummated thereunder and other corporate and securities laws matters.

In addition, the Amended S-1 also includes a discussion of the above issuances under Item 15. Recent Sales of Unregistered Securities.

Capital Needs, page 2

2.	We note the separate discussions of funding needs and available cash resources in sections on pages 2, 21 and 25, disclose slightly different expectations as to the period your current funding will sustain operations through. Please substantially revise your disclosure to state clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months into the future. To the extent you do not have sufficient resources to fund planned operations for the twelve month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity as discussed in section 501.03.a of the Codification of Financial Reporting Policies.

In response to the Staff’s comment, the Company has revised the Registration Statement to include in the Amended S-1 disclosure that clearly states that the Company’s current and available capital resources are sufficient to fund its planned operations for a period of at least the next 18 months.

Selling Stockholders, page 15

3.	We note your disclosure in the first paragraph on page 15 that the selling stockholders are offering up to (a) 8,331,808 shares sold to investors in your 2015 private placement offering and (b) 150,000 shares held by certain stockholders not related to the 2015 private placement offering. Please reconcile such disclosure with your disclosure on the cover page of your prospectus and elsewhere that your selling stockholders are offering up to an aggregate of 8,331,808 shares of your common stock.

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Securities and Exchange Commission

Division of Corporation Finance

August 31, 2015

Page | 3

In response to the Staff’s comment, the Company has revised the Registration Statement to clarify in the first paragraph on page 15 of the Amended S-1 that the total amount of 8,331,808 shares of the Company’s common stock that the selling stockholders are offering for resale consist of (i) 3,341,000 and 625,000 shares of the Company’s common stock issued as a result of the conversion of the Unsecured Bridge Notes and Secured Bridge Note as part of the 2015 Offering, (ii) 333,400 shares of the Company’s common stock that were sold in the 2015 Offering concurrently with the closing of the Merger at a purchase price of $0.50 per share, for aggregate new proceeds of $166,700, (iii) 3,882,408 shares of the Company’s common stock that were issued to Content Checked’s pre-Merger stockholders (all of such stockholders other than Mr. Finstad), and (iv) 150,000 shares of the Company’s common stock that were issued on July 14, 2015 to certain partners of Foley Shechter LLP.

Market For Common Equity And Related Stockholder Matters, page 18

Market Information and Holders, page 18

4.	Please revise your 1st Quarter Ended June 30, 2016 to reflect June 30, 2015.

In response to the Staff’s comment, the Company has revised the Registration Statement to correct the typographical error and include in the Amended S-1 disclosure that the market information for the 1st Quarter of the fiscal year ending March 31, 2016 refers to the fiscal quarter ended June 30, 2015.

Securities Authorized for Issuance under Equity Compensation Plans, page 18

5.	We note your disclosure, “The number of shares of our common stock subject to the 2015 Plan, any number of shares subject to any numerical limit in the 2015 Plan, to the terms of any incentive award or to any combination of the foregoing, is expected to be adjusted in the event of any change in our outstanding our common stock by reason of any stock dividend, spin-off, split-up, stock split, reverse stock split, recapitalization, reclassification, merger, consolidation, liquidation, business combination or exchange of shares or similar transaction.” It is not clear to us what this disclosure is meant to convey to potential investors. Please revise for clarity.

In response to the Staff’s comment, the Company has revised the Registration Statement to remove such disclosure from the Amended S-1.

Results of Operations, page 24

Period from July 19, 2013 (Inception) to March 31, 2014, page 24

6.	We note your disclosure referencing a services agreement between you and Kris Finstad. We also note on page F-19 that you refer to a consulting agreement between you and Kris Finstad. We further note your reference to an employment agreement between you and Kris Finstad on page 10. Please revise your disclosure throughout your registration statement to consistently refer to the agreement between you and Kris Finstad.

In response to the Staff’s comment, the Company has revised the Registration Statement to include in the Amended S-1 consistent references that Mr. Finstad is an employee of the Company and that there is an employment agreement between the Company and Mr. Finstad. The Amended S-1 contains revised disclosure that prior to entering into an employment agreement with the Company, Mr. Finstad served as the Company’s CEO pursuant to a monthly consulting agreement dated as of July 19, 2013, and that effective as of July 19, 2014, the Company entered into an employment agreement with Mr. Finstad.

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Securities and Exchange Commission

Division of Corporation Finance

August 31, 2015

Page | 4

Fiscal year ended March 31, 2015, page 24

7.	We note your disclosure that you spent $47,808 for Kris Finstad to travel to Europe in 2015 and $55,244 for such travel in 2014. Please revise your registration statement to disclose whether you anticipate similar travel expenses for Kris Finstad in the future.

In response to the Staff’s comment, the Company has revised the Registration Statement to include in the Amended S-1 disclosure that Mr. Finstad’s anticipated travel to Europe on a moving forward basis will likely decrease. Specifically, the Amended S-1 has been revised to further disclose that Mr. Finstad’s prior extensive travel to Europe was associated with the development of the Company’s product and to ensure efficient production of the app, as part of the development team has been based in Europe. However, with the Company’s current products complete or in later stages of development, significant travel to Europe will likely be reduced.

Description of Business, page 26

Overview, page 26

8.	We note your disclosure that you have not generated any revenues from your business to date. We also note that you market a smartphone application for $2.99. Please expand your disclosure to discuss whether anyone has purchased your $2.99 smartphone application. We further note that your business model involves the sale of advertising on your application. Please expand your disclosure to include a discussion of any revenues generated from the sale of advertising. In this regard, we note that your last risk factor on page eight implies that you have sold and are currently selling advertising.

In response to the Staff’s comment, the Company has revised the Registration Statement to include in the Amended S-1 disclosure that as of the quarter ended June 30, 2015, the Company has recognized $443,556 revenues from the sale of its smartphone application. The Company has further expanded its disclosure to include a discussion of any revenues generated from the sale of advertising.

9.	Further to our comment above, we note that on page 24 you say that you have “released [y]our product on July 21, 2014” and on page 26 you state that you have “introduced [your product] to the market.” We also note disclosure on page 29 that on September 1, 2014, you released “MigraineChecked.” As you have not generated any revenue from your products, please explain what you mean by these references.

In response to the Staff’s comment, the Company has revised the Registration Statement to include in the Amended S-1 clarification as to the specific technologies being released to the markets, as opposed to introduced.

10.	We note your disclosure that you have not generated any revenues from your explorations to date. Please tell us what “explorations” you have engaged in to date.

In response to the Staff’s comment, the Company has revised the Registration Statement to delete this typographical error from the Amended S-1.

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Securities and Exchange Commission

Division of Corporation Finance

August 31, 2015

Page | 5

Revenue Model, page 28

11.	Please clarify whether and how you will generate revenue from product sales, as discussed in the second bullet point. You note that you will have generated trackable sales and new customers for manufacturers, but it is unclear whether you will generate revenue from these manufacturers or any other source in connection with these sales.

In response to the Staff’s comment, the Company has revised the Registration Statement to include in the Amended S-1 disclosure that it will not recognize revenue from product sales. Additionally, the Revenue Model disclosure has been clarified to clearly delineate the Company’s Revenue Model broken down by category – Product Placement, Advertising, Download Fees, and Other Services.

Government Regulations and Product Approval, page 31

12.	Please revise your registration statement to clarify the impact of government regulation and FDA oversight on ContentChecked. The disclosure in the last two bullet points on page 31 does not appear to relate to FDA oversight.

In response to the Staff’s comment, the Company has revised the Registration Statement to include in the Amended S-1 that based on current U.S. Food and Drug Administration (the “FDA”) guidelines, Content Checked believes that it is currently not subject to any regulation by the FDA. However, Content Checked’s technology products and operations could be subject to regulation by the FDA, the European Union and other governmental authorities in the future. These agencies enforce laws and regulations that govern the development, testing, manufacturing, labeling, advertising, marketing and distribution and market surveillance that could eventually apply to the use of our products

Employees, page 32

13.	We note your disclosure that you have one full time employee and nine contractors. Please tell us whether your Interim Chief Financial Officer is part time?

Our Interim Chief Financial Officer works with the Company on a part time basis. Mr. Wells provides similar services to other smaller public and private companies, and utilizes his firm, StoryCorp Consulting d/b/a Wells Compliance Group, to support these activities. The Company’s current Chief Financial Officer needs are fully satisfied with having Mr. Wells work in such capacity on a part time basis. If and when the Company’s financial resources allow and such need arises, the Company intends to evaluate whether to engage Mr. Wells or another candidate as the Company’s permanent Chief Financial Officer.

Directors, Executive Officers, Promoters and Control Persons, page 33

14.	We note your website contains a biography of Jim Herman as acting chief operating officer. Please revise this section to include a biography of Mr. Herman. See Item 401 of Regulation S-K. We note that further revisions may be appropriate to your disclosure under “Employees” on page 32.

The Company has corrected its website to clarify that Mr. Herman serves as Vice President of Operations and is not an executive officer of the Company.

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Securities and Exchange Commission

Division of Corporation Finance

August 31, 2015

Page | 6

Summary Compensation Table, page 35

15.	Please revise to provide compensation information for the company’s current executive officers, similar to the disclosure you provided in your Item 2.01 Form 8-K filed April 30, 2015.

In response to the Staff’s comment, the Company has revised the Registration Statement to include in the Amended S-1 compensation information for the Company’s current executive officers, similar to the disclosure the Company provided in its Item 2.01 Form 8-K filed with the SEC on April 30, 2015.

Other Related Party Transactions, page 39

16.	We note your disclosure that as of March 31, 2015 and 2014, you owed Mr. Finstad $503,222 and $86,008 for amounts paid by him for operating expenses. Please file as exhibits with your next amendment to this registration statement copies of the agreements evidencing the loans between your sole director and the company. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a written description of the contract as an exhibit. Please do the same with any agreements for future funding from related parties. Please see Regulation S-K C&DI 146.04, available on our website.

In response to the Staff’s comment, the Company has revised the Registration Statement to include in the Amended S-1 a promissory note filed as an exhibit 10.16.

Note 6 – Due to Related Party, page F-20

17.	Please reconcile your disclosure that you owe Mr. Finstad $597,242 and $145,979, respectively for amounts paid by him on behalf of the Company with your disclosure on page 30 that you owe Mr. Finstad $503,222 and $86,008.

In response to the Staff’s comment, the Company has revised the Registration Statement to include in the Amended S-1 reconciled disclosure of the amounts owed to Mr. Finstad as of June 30, 2015 and 2014 respectively, as well as of March 31, 2015 and 2014, respectively, and an updated disclosure of the related party transactions on page 41 similar to the disclosure the Company provided in its footnotes to the financial statements.

Miscellaneous, page 46

18.	Please include disclosure similar to this in the body of your prospectus under a heading titled, “Interests of Named Experts and Counsel”. See Item 10 of Form S-1 and Item 509 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the Registration Statement to include in the body of the prospectus of the Amended S-1 under a heading titled, “Interests of Named Experts and Counsel”, disclosure regarding Foley Shechter LLP’s interests, similar to what appears on page 46 under Item 15. Recent Sales of Unregistered Securities – Miscellaneous of the Amended S-1, as well as other interests of certain partners of Foley Shechter LLP.

Item 16. Exhibits and Financial Statement Schedules, page 46

19.	We note your statement that investors should not rely on the representations and warranties in the agreements filed as exhibits as statements of the actual state of facts. We also note your statement that such representations and warranties were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Please be advised that we regard all of the provisions of the agreements filed as exhibits as disclosure to investors, and as such it is not appropriate to limit investors’ reliance on these statements. Further, notwithstanding your disclaimer regarding changes after the date of the agreements filed as exhibits, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the prospectus not misleading. Please revise to remove the limitation on reliance and confirm your understanding. Note that we do not object to statements cautioning investors to read the provisions in the agreements in the context of your other disclosures.

In response to the Staff’s comment, the Company has revised the Registration Statement to remove from Item 16 of the Amended S-1 such statements regarding limitations on investors’ reliance.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Registration Statement, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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Securities and Exchange Commission

Division of Corporation Finance

August 31, 2015

Page | 7

Please feel free to contact the undersigned at 917.688.4076 if you have any question relating to the Registration Statement, the Amended S-1 or this letter.

Sincerely,

/s/ Jonathan Shechter
Jonathan Shechter

cc:	Securities and Exchange Commission
Frank Pigott (Staff Attorney)

Content Checked Holdings, Inc.
Kris Finstad
David Wells

Foley Shechter LLP
Sasha Ablovatskiy

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